

Mail Stop 7010

November 1, 2007

<u>via U.S. mail and facsimile</u>
Mr. Dennis J. Simonis
ML Macadamia Orchards, L.P.
26-238 Hawaii Belt Road
Hilo, Hawaii 96720

      Re: ML Macadamia Orchards, L.P.
              Draft Amendment to Preliminary Proxy Statement on Schedule 14A
              Filed October 31, 2007
              File No. 1-09145

Dear Mr. Simonis:

We have limited the review of your filing to those issues identified in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

Pro Forma Selected Financial Data

1.   We note your disclosure that the pro forma information for the periods ended December 31, 2006 and June 30, 2007 was prepared assuming the acquisition was effective at the beginning of the period presented. Please revise your pro forma information for the period ended June 30, 2007 to assume the transaction was consummated at the beginning of the fiscal year presented. Refer to Rule 11-

02(b)(6). This comment applies to other pro forma information presented for pro forma results of operations information for the six months ended June 30, 2007.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Donna Levy at (202) 551-3292 or me at (202) 551-3683 with any questions.

Sincerely,

Jill Davis
Branch Chief

cc: T. Everett, Esq. (via facsimile)
        D. Levy